UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

693 Marion Boulevard
(No. and Street)

Marion (City) Iowa (State) 52302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Feltes (319) 393-8913
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

Town Centre, Suite 300, 221 Third Avenue SE, Cedar Rapids, Iowa 52401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Feltes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.


Edward D. Luebe
MY COMMISSION EXPIRES
11-23-05

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 9
SUPPLEMENTARY SCHEDULES	
Schedule I: Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11 - 12

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

To the Board of Directors
Heartland Investment Associates, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Heartland Investment Associates, Inc., a wholly-owned subsidiary of Heartland Financial Group, Inc., as of March 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Investment Associates, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
April 21, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

HEARTLAND INVESTMENT ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2003

ASSETS				
Cash and Cash Equivalents			$	179,749
Receivables				
Due from clearing broker	$	90,853		
Commissions and fees		4,853		
Income tax (Note 6)		24,133		
Other		15,442		135,281
Investments in Mutual Funds				106,533
Equipment and Leasehold Improvements				
Office furniture and equipment		229,638		
Leasehold improvements		39,707		
		269,345		
Less accumulated depreciation		212,885		56,460
Prepaid Expenses				17,271
Deferred Income Taxes (Note 6)				7,400
			$	502,694

LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Payables:				
Commissions	$	98,988		
Accrued expenses and other liabilities		43,268	$	142,256
Commitments (Notes 2, 4 and 7)				
Stockholder's Equity (Note 5)				
Capital stock, common, $10 par value; authorized 500,000 shares; issued 49,250 shares		492,500		
Accumulated (deficit)		(132,062)		360,438
			$	502,694

See Notes to Financial Statements.

HEARTLAND INVESTMENT ASSOCIATES, INC.

STATEMENT OF OPERATIONS
Year Ended March 31, 2003

Revenue:	
Commissions	$ 2,260,875
Other	(26,341)
	2,234,534
Expenses:	
Commission expense	1,267,894
Employee compensation and benefits (Note 3)	299,419
Correspondent charges	245,701
Rent (Note 4)	114,604
Stock reporting services	40,939
Telephone	30,079
Interest	300
Depreciation	30,860
Advertising	26,751
Payroll taxes	67,083
Professional fees	32,781
Office supplies and postage	68,916
Insurance	5,800
Travel and entertainment	4,799
Utilities	8,802
Other general and administrative	77,723
	2,322,451
Income (loss) before income taxes	(87,917)
Federal and state income tax benefit (Note 6)	(29,665)
Net income (loss)	$ (58,252)

See Notes to Financial Statements.

HEARTLAND INVESTMENT ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended March 31, 2003

	Common Stock					
	Number Of Shares		Amount		Accumulated (Deficit)		Total
Balance, March 31, 2002	49,250	$	492,500	$	(61,810)	$	430,690
Dividends ($.24 per share)	-		-		(12,000)		(12,000)
Net income (loss)	-		-		(58,252)		(58,252)
Balance, March 31, 2003	49,250	$	492,500	$	(132,062)	$	360,438

See Notes to Financial Statements.

HEARTLAND INVESTMENT ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2003

Cash Flows from Operating Activities		
Net income (loss)	$	(58,252)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation		30,860
Deferred income taxes		(11,600)
Changes in assets and liabilities:		
Decrease in due from clearing broker		1,854
Decrease in securities owned		34,733
Decrease in commissions and fees receivable		4,393
(Increase) in income tax receivable		(24,133)
(Increase) in other receivable		(14,125)
Decrease in prepaid expenses		25,836
(Decrease) in accounts payable and accrued expenses		(29,020)
(Decrease) in income taxes payable		(4,157)
Net cash (used in) operating activities		(43,611)
Cash Flows from Investing Activities		
Purchase of equipment and leasehold improvements		(2,481)
Purchase of mutual funds		(188)
Net cash (used in) operating activities		(2,669)
Cash Flows from Financing Activities, payment of dividends		(12,000)
(Decrease) in cash and cash equivalents		(58,280)
Cash and cash equivalents:		
Beginning		238,029
Ending	$	179,749
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	$	300
Cash payments for income taxes, net of refunds		10,225

See Notes to Financial Statements.

HEARTLAND INVESTMENT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Heartland Investment Associates, Inc. is a securities broker/dealer with offices located in Cedar Rapids and Iowa City, Iowa. The Company is a wholly-owned subsidiary of Heartland Financial Group, Inc.

The Company operates as a securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Investment in mutual funds: All investment securities are valued at market value.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed.

Equipment and leasehold improvements: Equipment and leasehold improvements are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from 5 to 7 years.

HEARTLAND INVESTMENT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the statement.

The Company files its federal income tax returns on a consolidated basis with Heartland Financial Group, Inc., its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group by the "direct reimbursement" method, under which the parent company makes payments to any member of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability.

Note 2. Letter of Credit

The Company has an unsecured $50,000 letter of credit with Heritage Bank for the benefit of its clearing broker/dealer. The letter of credit expires on August 12, 2005 and can be used if the Company has defaulted in the performance of the terms and conditions of its agreement with its clearing broker/dealer.

Note 3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for its employees. The annual contribution to the plan is a discretionary amount determined by the Company's Board of Directors. The maximum company contribution is the amount allowed under Internal Revenue Service regulations. The amount of contribution included in operating expenses for the year ended March 31, 2003 is $15,797.

HEARTLAND INVESTMENT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4. Operating Leases

The Company leases two office facilities under noncancelable operating leases. These leases require minimum annual rentals plus the payment of normal maintenance and insurance. They expire in September 2004 and July 2007.

The total minimum rental commitments at March 31, 2003 under the operating leases mentioned above are as follows:

Year ending March 31:		
2004	$	120,582
2005		95,556
2006		68,040
2007		47,116
2008		1,756
	$	333,050

The total rental expense included in the statement of income for the year ended March 31, 2003 is $114,604.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2003, the Company had net capital of $223,205, which was $173,205 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) is .64 to 1.

Note 6. Income Tax Matters

Net deferred tax liabilities consist of the following components as of March 31, 2003:

Deferred tax assets:	
Accrued expenses	$ 300
Unrealized losses on mutual funds	12,905
	13,205
Deferred tax liabilities, equipment and leasehold improvements	(5,805)
	$ 7,400

The provision for income taxes credited to operations for the year ended March 31, 2003 consists of the following:

Current	$ (18,065)
Deferred	(11,600)
	$ (29,665)

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

HEARTLAND INVESTMENT ASSOCIATES, INC. SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
March 31, 2003

Total stockholder's equity from the statement of financial condition			$	360,438
Deductions:				
Equipment and improvements, net of accumulated depreciation	$	56,460		
Prepaid expenses		17,271		
Petty cash		250		
Income tax receivable		24,133		
Deferred Income taxes		7,400		
Commissions and fees receivable		300		
Other receivables		15,442		
Haircuts				
Investment in mutual funds		15,977		137,233
Net capital			$	223,205
Aggregate indebtedness:				
Payables			$	142,256
Aggregate indebtedness			$	142,256
Computation of basic net capital requirement:				
Minimum net capital required			$	50,000
Excess net capital			$	173,205
Ratio, aggregate indebtedness to net capital				.64 to 1

At March 31, 2003, there were no material differences between net capital and aggregate indebtedness as shown by the Registrant in Part II of Form X-17a-5 and the above computation.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Heartland Investment Associates, Inc.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements of Heartland Investment Associates, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
April 21, 2003